Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number	E-mail Address

+1-202-636-5592	steven.grigoriou@stblaw.com

January 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Form 40-33 – Civil Action Documents Filed With Regard To First Eagle Alternative Capital BDC, Inc. et al. (File No. 814-00789)

Ladies and Gentlemen:

On behalf of First Eagle Alternative Capital BDC, Inc. (the “Company”), and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of:

•

the Verified Class Action Complaint of Plaintiff Joseph Tola (“Plaintiff”), on behalf of himself and all other similarly situated public stockholders of First Eagle Alternative Capital BDC, Inc. (“First Eagle or the “Company”), versus First Eagle, Christopher J. Flynn, Edmund P. Giambastiani, Nancy Hawthorne, James D. Kern, Deborah McAneny and Jane Musser Nelson (collectively, “Defendants”) filed in the Court of Chancery of the State of Delaware on October 20, 2020, captioned Tola v. First Eagle et al., C.A. No. 2020-0905-SG (Del. Ch.) (the “Tola Lawsuit”);

•	Plaintiff’s Motion for Summary Judgment, filed in the Tola Lawsuit on November 10, 2020;

•	Defendants’ Answer and Affirmative Defendants to Plaintiff’s Verified Class Action Complaint, filed in the Tola Lawsuit on November 10, 2020;

•	Defendants’ Motion for Summary Judgment, filed in the Tola Lawsuit on November 10, 2020; and

•	the Stipulation and Order Closing the Case, filed in the Tola Lawsuit on December 31, 2020, and granted by the Court on January 4, 2020.

If you have any questions regarding this submission, please do not hesitate to call Christopher Healey at (202) 636-5879 or me at (202) 636-5592.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Sabrina Rusnak-Carlson, First Eagle Alternative Capital BDC, Inc.

David Blass, Simpson Thacher & Bartlett LLP

Stephen Blake, Simpson Thacher & Bartlett LLP

2

EFiled: Oct 20 2020 11:10AM EDT Transaction ID 66031029 Case No. 2020-0905-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOSEPH TOLA,	)
)
Plaintiff,	)
	)	C.A. No. 2020- _____-____
v.	)
)
FIRST EAGLE ALTERNATIVE	)
CAPITAL BDC, INC., a Delaware	)
Corporation, CHRISTOPHER J.	)
FLYNN, EDMUND P.	)
GIAMBASTIANI, NANCY	)
HAWTHORNE, JAMES D. KERN,	)
DEBORAH MCANENY, and JANE	)
MUSSER NELSON,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Joseph Tola (“Plaintiff”), on behalf of himself and all other similarly situated public stockholders of First Eagle Alternative Capital BDC, Inc. (“First Eagle or the “Company”), brings the following Verified Class Action Complaint (the “Complaint”) against First Eagle and the members of the board of directors of First Eagle (the “Board”) for declaratory relief relating to the Company’s violation of Delaware General Corporation Law (“DGCL”) Section 141(k) and Delaware common law. The allegations of the Complaint are based on the knowledge of Plaintiff as to himself and on information and belief as to all other matters, including the investigation of counsel and review of publicly available information.

I. NATURE OF THE ACTION

1. This action (the “Action”) concerns the First Eagle Board’s adoption and maintenance of charter provisions that (a) unlawfully prohibit Company stockholders from removing directors without cause, (b) unlawfully prohibit Company stockholders from removing directors based on the statutorily established simple majority vote, and (c) impermissibly expand directorial power to permit directors to remove their fellow directors. As detailed below, the removal provisions in the Company’s charter (the “Removal Provisions”) unambiguously violate Section 141(k) of the DGCL and Delaware common law.

2. Through this Action, Plaintiff seeks a declaration invalidating the Removal Provisions.

II. PARTIES

3. Plaintiff is a stockholder of First Eagle and has owned First Eagle common stock at all material times alleged in the Complaint.

4. Defendant First Eagle is a closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. The Company’s dual investment objectives are to generate current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. First Eagle is a Delaware corporation with its executive offices in Boston, Massachusetts. First Eagle’s common stock trades on the NASDAQ stock exchange under the ticker symbol “FCRD.”

2

5. Defendant Christopher J. Flynn (“Flynn”) has served as a member of the Board since 2015. Flynn also serves as the Company’s Chief Executive Officer.

6 . Defendant Edmund P. Giambastiani, Jr. has served as a member of the Board since 2016.

7. Defendant Nancy Hawthorne has served as a member of the Board since 2009 and serves as the Chairman of the Board.

8. Defendant James D. Kern has served as a member of the Board since 2014.

9. Defendant Deborah McAneny has served as a member of the Board since 2015.

10. Defendant Jane Musser Nelson has served as a member of the Board since 2018.

11. The defendants listed in ¶¶ 5 – 10 above are collectively referred to herein as the “Individual Defendants” or the “Board.”

III. SUBSTANTIVE ALLEGATIONS

12. On August 3, 2020, the Company changed its name from “THL Credit, Inc.” to “First Eagle Alternative Capital BDC, Inc.” in connection with the approval of a new advisory agreement between the Company and First Eagle Alternative Credit, LLC.

3

13. In connection with the name change, the First Eagle Board, without stockholder approval, adopted the Company’s third amended and restated certificate of incorporation (the “Charter”). Section 5.4 of Article V of the Charter entitled “Removal of Directors” provides that:

Any director may be removed for cause from office by the action of the holders of at least seventy-five percent (75%) of the then outstanding shares of the Corporation’s capital stock entitled to vote for the election of the respective director. Any director may be removed with or without cause by approval of at least sixty-six and two-thirds percent (66 2/3%) of the continuing directors (as defined in Section 9.1)

14. The Removal Provisions of the Charter violate Section 141(k) of the DGCL and Delaware common law for three independent reasons. First, the Removal Provisions deprive First Eagle stockholders of their right to remove directors without cause.1 Under Section 141(k), “[a]ny director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:

1 Section 5.1 of Article V entitled “Term of Directors” further highlights that First Eagle stockholders are not permitted under the Charter to remove directors without cause. See id. (“At each annual meeting of the stockholders, each director’s term will expire, and each director shall be elected to hold office for a term expiring at the next annual meeting of stockholders and until their successors are duly elected and qualify; provided that the term of office for any incumbent director shall not be shortened, but such director shall serve until the expiration of his current term or until his prior death, retirement, resignation or removal for cause. Directors may be elected to an unlimited number of successive terms.”) (Emphasis added)

4

(1)

Unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified as provided in subsection (d) of this section, stockholders may effect such removal only for cause;

(2)

In the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, of, if there be classes of directors, at an election of the class of directors of which such director is a part.” (Emphasis added).

15. Put simply, under Section 141(k), any director of a Delaware corporation may be removed by stockholders with or without cause, subject to exceptions if the corporation has a classified board or cumulative voting in the election of directors. First Eagle has neither a classified board nor cumulative voting.

16. Second, the Removal Provisions require 75% of First Eagle shares outstanding to support removal of a director. However, Section 141(k) unambiguously permits “[a]ny director or the entire board of directors [to] be removed … by the holders of a majority of the shares then entitled to vote at an election of directors.” (Emphasis added).

5

17. The Company’s public disclosures call into question whether the Board’s unilateral August 3, 2020 adoption of the Charter violated DGCL Section 242(b)(1). On May 22, 2020, the Company filed a Form N-2 with the SEC disclosing that “[u]nder Delaware law and our certificate of incorporation, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the then outstanding shares of our capital stock entitled to vote.” Id. at 43-44. (Emphasis added)

18. To the extent the Charter in effect immediately prior to August 3, 2020 permitted stockholders to remove directors without cause by a simple majority vote,2 then the Board stripped First Eagle stockholders of a substantive right via the August 3 Charter amendment without providing stockholders their statutorily required vote. See DGCL Section 242(b)(1) (“If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the [charter] amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders

2 First Eagle stockholders’ ability to remove directors “without cause” prior to the August 3 Charter amendment remains murky. According to the Company’s Certificate of Amendment of Amended and Restated Certificate of Incorporation attached to First Eagle’s annual meeting proxy statement filed with the SEC on April 24, 2012, Section 5.4 of Article V of the then-operative charter was amended to read as follows: “Any director may be removed from office for cause or without cause by the action of the holders of at least seventy-five percent (75%) of the then outstanding shares of the Corporation’s capital stock entitled to vote for the election of the respective director.” (Emphasis added) However, the Certificate of Amendment filed with the Delaware Secretary of State (and not available on the SEC’s Edgar filings website) on June 7, 2012 does not contain similar language regarding without cause removal. Moreover, the document filed with Delaware Secretary of State only references removal of directors for cause in Section 5.1 of Article V.

6

entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders; provided, however, that unless otherwise expressly required by the certificate of incorporation, no meeting or vote of stockholders shall be required to adopt an amendment that effects only changes described in paragraph (a)(1) or (7) of this section.”) (emphasis added).3

19. Third, the Removal Provisions allow a director to be removed by approval of at least 66 2/3% of the continuing directors, bestowing upon First Eagle directors the power to remove other directors. For nearly 100 years, “Delaware law has barred directors from removing other directors.” Kurz v. Holbrook, 989 A.2d 140, 157 (Del. Ch. 2010).

IV. CLASS ACTION ALLEGATIONS

20. Plaintiff brings this Action pursuant to Chancery Court Rule 23, on behalf of all other holders of First Eagle common stock (except Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with them and their successors-in-interest) who are or will be threatened with injury arising from Defendants’ wrongful actions, as more fully described herein (the “Class”).

3 DGCL Section 242(a)(1) involves changes to the Company’s name and Section 242(a)(7) relates to deletions of (a) “provisions of the original certificate of incorporation which named the incorporator or incorporators, the initial board of directors and the original subscribers for shares;” and (b) “provisions contained in any amendment to the certificate of incorporation as were necessary to effect a change, exchange, reclassification, subdivision, combination or cancellation of stock, if such change, exchange, reclassification, subdivision, combination or cancellation has become effective.”

7

21. This Action is properly maintainable as a class action.

22. The Class is so numerous that joinder of all members is impracticable. The number of shares of common stock of First Eagle outstanding as of August 6, 2020 was 30,109,834. Plaintiff believes there are hundreds, if not thousands, of beneficial holders of First Eagle common stock dispersed across the country and internationally.

23. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

a.	Whether the Removal Provisions violate Delaware law; and

b.	Whether Plaintiff and the other members of the Class would be irreparably damaged by the conduct of the Individual Defendants.

24. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

25. The Individual Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole. To the extent the Individual Defendants continue their unlawful conduct complained of herein, injunctive relief on behalf of the Class as a whole will be entirely appropriate.

8

26. Plaintiff is committed to prosecuting this Action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

27. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

COUNT I

(Claim Against First Eagle and the Individual Defendants for

Declaratory Relief Relating to Violation of DGCL Section 141(k) and

Delaware Common Law)

28. Plaintiff repeats and realleges the allegations set forth above as if fully set forth herein.

9

29. As detailed above, the Removal Provisions (a) unlawfully prohibit Company stockholders from removing directors without cause, (b) unlawfully prohibit Company stockholders from removing directors with simple majority support, and (c) impermissibly expand directorial power to permit directors to remove fellow directors.

30. Plaintiff is entitled to a declaration that the Removal Provisions violate the DGCL and Delaware law generally and are therefore invalid, unlawful, null, void, and of no further effect.

31. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff respectfully requests that the Court enter judgment as follows:

a) Declaring the Action properly maintainable as a class action;

b) Declaring that the Removal Provisions are invalid, unlawful, null, void, and of no further effect;

c) Enjoining Defendants from attempting to enforce the Removal Provisions;

d) Awarding Plaintiff the costs and disbursements of this Action including a reasonable allowance for Plaintiff’s attorneys’ fees and experts’ fees and pre- and post-judgment interest; and

10

e) Granting such other and further relief as this Court may deem to be just and proper.

Dated: October 20, 2020
BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP

OF COUNSEL:	/s/ Gregory V. Varallo
Gregory V. Varallo (#2242)
Mark Lebovitch	500 Delaware Avenue, Suite 901
Jacqueline Y. Ma	Wilmington, DE 19801
BERNSTEIN LITOWITZ BERGER	(302) 364-3601
& GROSSMANN LLP
1251 Avenue of the Americas	Counsel for Plaintiff
New York, NY 10020 (212) 554-1400

FRIEDMAN OSTER & TEJTEL PLLC
Jeremy S. Friedman David F.E. Tejtel 493 Bedford Center Road, Suite 2D Bedford Hills, NY 10507 (888) 529-1108 Counsel for Plaintiff

11

EFiled: Nov 10 2020 10:30AM EST Transaction ID 66075259 Case No. 2020-0905-SG

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOSEPH TOLA,	)
Plaintiff,	)
)
v.	)
	)	C.A. No. 2020-0905-SG
FIRST EAGLE ALTERNATIVE	)
CAPITAL BDC, INC., a Delaware	)
Corporation, CHRISTOPHER J.	)
FLYNN, EDMUND P.	)
GIAMBASTIANI, NANCY	)
HAWTHORNE, JAMES D. KERN,	)
DEBORAH MCANENY, and JANE	)
MUSSER NELSON,	)
)
Defendants.	)

PLAINTIFF’S MOTION FOR SUMMARY JUDGMENT

Pursuant to Court of Chancery Rule 56, Plaintiff Joseph Tola (“Plaintiff”), individually and on behalf of all unaffiliated holders of common stock of First Eagle Alternative Capital BDC, Inc., by and through his attorneys, respectfully moves this Court for summary judgment. There are no material issues of fact and Plaintiff and the Class are entitled to judgment as a matter of law. The further grounds for this Motion are set forth in the Opening Brief in Support of Plaintiff’s Motion for Summary Judgment, which will be filed and served at a date to be determined either in accordance with a schedule to be negotiated with Defendants or as ordered by the Court.

Dated: November 10, 2020

BERNSTEIN LITOWITZ BERGER
& GROSSMANN LLP

OF COUNSEL:	/s/ Gregory V. Varallo
Gregory V. Varallo (Bar No. 2242)
Mark Lebovitch	500 Delaware Avenue, Suite 901
Jacqueline Y. Ma	Wilmington, DE 19801
BERNSTEIN LITOWITZ BERGER	(302) 364-3601
& GROSSMANN LLP
1251 Avenue of the Americas	Counsel for Plaintiff
New York, NY 10020
(212) 554-1400
WORDS: 117
Jeremy S. Friedman
David F.E. Tejtel
FRIEDMAN OSTER & TEJTEL
PLLC
493 Bedford Center Road, Suite 2D
Bedford Hills, NY 10507
(888) 529-1108

Counsel for Plaintiff

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOSEPH TOLA,
)
Plaintiff,	)
)
v.	)
	)	C.A. No. 2020-0905-SG
)
FIRST EAGLE ALTERNATIVE	)
CAPITAL BDC, INC., a Delaware	)
Corporation, CHRISTOPHER J.	)
FLYNN, EDMUND P.	)
GIAMBASTIANI, NANCY	)
HAWTHORNE, JAMES D. KERN,	)
DEBORAH MCANENY, and JANE	)
MUSSER NELSON,	)
)
Defendants.	)

DEFENDANTS’ ANSWER AND AFFIRMATIVE DEFENSES

TO PLAINTIFF’S VERIFIED CLASS ACTION COMPLAINT

Defendants First Eagle Alternative Capital BDC, Inc. (“First Eagle”), Christopher J. Flynn, Edmund P. Giambastiani, Nancy Hawthorne, James D. Kern, Deborah McAneny and Jane Musser Nelson (collectively, the “Director Defendants” and, together with First Eagle, the “Defendants”), by and through their undersigned counsel, answer Plaintiff’s Verified Class Action Complaint (the “Complaint”) as follows. Unless expressly admitted, Defendants deny each and every allegation in the Complaint. Defendants include headings and subheadings from the Complaint for ease of reference only and do not construe them as requiring a response. To the extent that any heading or subheading is construed to contain allegations requiring a response, the Defendants deny them. Defendants use defined terms and phrases from the Complaint but deny that those defined terms or phrases are proper or accurate.

I. NATURE OF THIS ACTION

1. This action (the “Action”) concerns the First Eagle Board’s adoption and maintenance of charter provisions that (a) unlawfully prohibit Company stockholders from removing directors without cause, (b) unlawfully prohibit Company stockholders from removing directors based on the statutorily established simple majority vote, and (c) impermissibly expand directorial power to permit directors to remove their fellow directors. As detailed below, the removal provisions in the Company’s charter (the “Removal Provisions”) unambiguously violate Section 141(k) of the DGCL and Delaware common law.

ANSWER: Defendants admit that this litigation concerns provisions of First Eagle’s Third Amended and Restated Certificate of Incorporation and respectfully refer the Court to that document for its complete and accurate contents and deny any allegations inconsistent therewith. The remaining allegations in Paragraph 1 purport to characterize this litigation and offer legal conclusions to which no response is required. To the extent a response is required, Defendants deny the remaining allegations in Paragraph 1.

2. Through this Action, Plaintiff seeks a declaration invalidating the Removal Provisions.

ANSWER: Defendants admit that Plaintiff seeks a declaration invalidating the Removal Provisions but deny that Plaintiffs are entitled to such a declaration.

II. PARTIES

3. Plaintiff is a stockholder of First Eagle and has owned First Eagle common stock at all material times alleged in the Complaint.

ANSWER: Defendants lack knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 3 and deny them on that basis.

4. Defendant First Eagle is a closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. The Company’s dual investment objectives are to generate current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. First Eagle is a Delaware corporation with its executive offices in Boston, Massachusetts. First Eagle’s common stock trades on the NASDAQ stock exchange under the ticker symbol “FCRD.”

ANSWER: Defendants admit the allegations in Paragraph 4.

5. Defendant Christopher J. Flynn (“Flynn”) has served as a member of the Board since 2015. Flynn also serves as the Company’s Chief Executive Officer.

ANSWER: Defendants admit the allegations in Paragraph 5.

6. Defendant Edmund P. Giambastiani, Jr. has served as a member of the Board since 2016.

ANSWER: Defendants admit the allegations in Paragraph 6.

7. Defendant Nancy Hawthorne has served as a member of the Board since 2009 and serves as the Chairman of the Board.

ANSWER: Defendants admit the allegations in Paragraph 7.

8. Defendant James D. Kern has served as a member of the Board since 2014.

ANSWER: Defendants admit the allegations in Paragraph 8.

9. Defendant Deborah McAneny has served as a member of the Board since 2015.

ANSWER: Defendants admit the allegations in Paragraph 9.

10. Defendant Jane Musser Nelson has served as a member of the Board since 2018.

ANSWER: Defendants admit the allegations in Paragraph 10.

11. The defendants listed in ¶¶ 5 - 10 above are collectively referred to herein as the “Individual Defendants” or the “Board.”

ANSWER: Paragraph 11 characterizes the Complaint, and no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 11.

III. SUBSTANTIVE ALLEGATIONS

12. On August 3, 2020, the Company changed its name from “THL Credit, Inc.” to “First Eagle Alternative Capital BDC, Inc.” in connection with the approval of a new advisory agreement between the Company and First Eagle Alternative Credit, LLC.

ANSWER: Defendants admit that First Eagle’s Third Amended and Restated Certificate of Incorporation, dated as of August 3, 2020, changed the corporation’s name from “THL Credit, Inc.” to “First Eagle Alternative Capital BDC, Inc.” Defendants respectfully refer the Court to First Eagle’s Third Amended and Restated Certificate of Incorporation and to the advisory agreement between the Company and First Eagle Alternative Credit, LLC for their complete and accurate contents and deny any allegations inconsistent therewith.

13. In connection with the name change, the First Eagle Board, without stockholder approval, adopted the Company’s third amended and restated certificate of incorporation (the “Charter”). Section 5.4 of Article V of the Charter entitled “Removal of Directors” provides that:

Any director may be removed for cause from office by the action of the holders of at least seventy-five percent (75%) of the then outstanding shares of the Corporation’s capital stock entitled to vote for the election of the respective director. Any director may be removed with or without cause by approval of at least sixty-six and two- thirds percent (66 2/3%) of the continuing directors (as defined in Section 9.1)

ANSWER: Defendants admit that First Eagle’s Board adopted the Charter pursuant to Section 242(a)(1) of the DGCL. Defendants respectfully refer the Court to First Eagle’s Third Amended and Restated Certificate of Incorporation for its complete and accurate contents and deny any allegations inconsistent therewith.

14. The Removal Provisions of the Charter violate Section 141 (k) of the DGCL and Delaware common law for three independent reasons. First, the Removal Provisions deprive First Eagle stockholders of their right to remove directors without cause.1 Under Section 141 (k), “[a]ny director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:

(1)

Unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified as provided in subsection (d) of this section, stockholders may effect such removal only for cause;

(2)

In the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, of, if there be classes of directors, at an election of the class of directors of which such director is a part.” (Emphasis added).

1 Section 5.1 of Article V entitled “Term of Directors” further highlights that First Eagle stockholders are not permitted under the Charter to remove directors without cause. See id. (“At each annual meeting of the stockholders, each director’s term will expire, and each director shall be elected to hold office for a term expiring at the next annual meeting of stockholders and until their successors are duly elected and qualify; provided that the term of office for any incumbent director shall not be shortened, but such director shall serve until the expiration of his current term or until his prior death, retirement, resignation or removal for cause. Directors may be elected to an unlimited number of successive terms.”) (Emphasis added)

ANSWER: Paragraph 14, including footnote 1, states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 14 including footnote 1. Defendants respectfully refer the Court to First Eagle’s Third Amended and Restated Certificate of Incorporation for its complete and accurate contents and deny any allegations inconsistent therewith.

15. Put simply, under Section 141(k), any director of a Delaware corporation may be removed by stockholders with or without cause, subject to exceptions if the corporation has a classified board or cumulative voting in the election of directors. First Eagle has neither a classified board nor cumulative voting.

ANSWER: Paragraph 15 states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 15. Defendants admit that First Eagle does not currently have a classified board nor cumulative voting.

16. Second, the Removal Provisions require 75% of First Eagle shares outstanding to support removal of a director. However, Section 141(k) unambiguously permits “[a]ny director or the entire board of directors [to] be removed ...by the holders of a majority of the shares then entitled to vote at an election of directors.” (Emphasis added).

ANSWER: Defendants respectfully refer the Court to First Eagle’s Third Amended and Restated Certificate of Incorporation for its complete and accurate contents and deny any allegations inconsistent therewith.

17. The Company’s public disclosures call into question whether the Board’s unilateral August 3, 2020 adoption of the Charter violated DGCL Section 242(b)(1). On May 22, 2020, the Company filed a Form N-2 with the SEC disclosing that “[u]nder Delaware law and our certificate of incorporation, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the then outstanding shares of our capital stock entitled to vote.” Id. at 43-44. (Emphasis added)

ANSWER: The first sentence of Paragraph 17 states a legal conclusion to which no response is required. To the extent a response is required, Defendants deny the allegations in the first sentence of Paragraph 17. Defendants admit that the Company filed a Form N-2 with the United States Securities and Exchange Commission (“SEC”) on May 22, 2020 (the “May N-2”). Defendants respectfully refer the Court to the May N-2 for its complete and accurate contents and deny any allegation inconsistent therewith.

18. To the extent the Charter in effect immediately prior to August 3, 2020 permitted stockholders to remove directors without cause by a simple majority vote,2 then the Board stripped First Eagle stockholders of a substantive right via the August 3 Charter amendment without providing stockholders their statutorily required vote.

2 First Eagle stockholders’ ability to remove directors “without cause” prior to the August 3 Charter amendment remains murky. According to the Company’s Certificate of Amendment of Amended and Restated Certificate of Incorporation attached to First Eagle’s annual meeting proxy statement filed with the SEC on April 24,2012, Section 5.4 of Article V of the then-operative charter was amended to read as follows: “Any director may be removed from office for cause or without cause by the action of the holders of at least seventy-five percent (75%) of the then outstanding shares of the Corporation’s capital stock entitled to vote for the election of the respective director.” (Emphasis added) However, the Certificate of Amendment filed with the Delaware Secretary of State (and not available on the SEC’s Edgar filings website) on June 7, 2012 does not contain similar language regarding without cause removal. Moreover, the document filed with Delaware Secretary of State only references removal of directors for cause in Section 5.1 of Article V.

See DGCL Section 242(b)(1) (“If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the [charter] amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders’, provided, however, that unless otherwise expressly required by the certificate of incorporation, no meeting or vote of stockholders shall be required to adopt an amendment that effects only changes described in paragraph (a)(1) or (7) of this section.”) (emphasis added).3

ANSWER: Paragraph 18, including footnotes 2 and 3, state legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 18 including footnotes 2 and 3. Defendants respectfully refer the Court to THL Credit, Inc.’s Second Amended and Restated Certificate of Incorporation and First Eagle’s Third Amended and Restated Certificate of Incorporation and the DGCL for their complete and accurate contents and deny any allegations inconsistent therewith.

19. Third, the Removal Provisions allow a director to be removed by approval of at least 66 2/3% of the continuing directors, bestowing upon First Eagle directors the power to remove other directors. For nearly 100 years, “Delaware law has barred directors from removing other directors.” Kurz v. Holbrook, 989 A.2d 140,157 (Del. Ch. 2010).

3 DGCL Section 242(a)(1) involves changes to the Company’s name and Section 242(a)(7) relates to deletions of (a) “provisions of the original certificate of incorporation which named the incorporator or incorporators, the initial board of directors and the original subscribers for shares;” and (b) “provisions contained in any amendment to the certificate of incorporation as were necessary to effect a change, exchange, reclassification, subdivision, combination or cancellation of stock, if such change, exchange, reclassification, subdivision, combination or cancellation has become effective.”

ANSWER: Paragraph 19 contains legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 19. Defendants respectfully refer the Court to First Eagle’s Third Amended and Restated Certificate of Incorporation and the case cited in Paragraph 19 for their complete and accurate contents and deny any allegations inconsistent therewith.

IV. CLASS ACTION ALLEGATIONS

20. Plaintiff brings this Action pursuant to Chancery Court Rule 23, on behalf of all other holders of First Eagle common stock (except Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with them and their successors-in-interest) who are or will be threatened with injury arising from Defendants’ wrongful actions, as more fully described herein (the “Class”).

ANSWER: Defendants deny the allegations in paragraph 20 except admit that Plaintiff purports to bring this action on behalf of all other similarly situated holders of First Eagle common stock.

21. This Action is properly maintainable as a class action.

ANSWER: Defendants deny the allegations in Paragraph 21.

22. The Class is so numerous that joinder of all members is impracticable. The number of shares of common stock of First Eagle outstanding as of August 6, 2020 was 30,109,834. Plaintiff believes there are hundreds, if not thousands, of beneficial holders of First Eagle common stock dispersed across the country and internationally.

ANSWER: Defendants deny the allegations in the first sentence of Paragraph 22. Defendants admit that First Eagle filed a Form 10-Q with the SEC on August 6, 2020 (the “August 10-Q”) disclosing the number of shares of First Eagle’s common stock outstanding as of that filing. Defendants respectfully refer the Court to the August 10-Q its complete and accurate contents and deny any allegations inconsistent therewith. Defendants are without knowledge or information sufficient to form a belief as to the truth of the allegations in the second sentence of Paragraph 22 and on that basis deny those allegations.

23. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

a.	Whether the Removal Provisions violate Delaware law; and

b.	Whether Plaintiff and the other members of the Class would be irreparably damaged by the conduct of the Individual Defendants.

ANSWER: Paragraph 23 states legal conclusions to which no response is required. To the extent a response is required, Defendants deny the allegations in Paragraph 23.

24. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

ANSWER: Defendants are without knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 24 and deny them on that basis.

25. The Individual Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole. To the extent the Individual Defendants continue their unlawful conduct complained of herein, injunctive relief on behalf of the Class as a whole will be entirely appropriate.

ANSWER: Defendants deny the allegations in Paragraph 25.

26. Plaintiff is committed to prosecuting this Action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

ANSWER: Defendants are without knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 26 and deny them on that basis.

27. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

ANSWER: Defendants deny the allegations in Paragraph 27.

COUNT I

(Claim Against First Eagle and the Individual Defendants for

Declaratory Relief Relating to Violation of DGCL Section 141(k) and

Delaware Common Law)

28. Plaintiff repeats and realleges the allegations set forth above as if fully set forth herein.

ANSWER: Defendants repeat all of their preceding responses and incorporate them by reference as if fully set forth herein.

29. As detailed above, the Removal Provisions (a) unlawfully prohibit Company stockholders from removing directors without cause, (b) unlawfully prohibit Company stockholders from removing directors with simple majority support, and (c) impermissibly expand directorial power to permit directors to remove fellow directors.

ANSWER: Defendants deny the allegations in Paragraph 29, including any legal conclusions or Plaintiff’s characterization of the events at issue.

30. Plaintiff is entitled to a declaration that the Removal Provisions violate the DGCL and Delaware law generally and are therefore invalid, unlawful, null, void, and of no further effect.

ANSWER: Defendants deny the allegations in Paragraph 30, including any legal conclusions or Plaintiff’s characterization of the events at issue.

31. Plaintiff has no adequate remedy at law.

ANSWER: Defendants deny the allegations in Paragraph 31, including any legal conclusions or Plaintiff’s characterization of the events at issue.

PRAYER FOR RELIEF

Defendants deny that Plaintiffs are entitled to the relief requested, or to any relief at all.

AFFIRMATIVE DEFENSES

Without assuming any burden of proof or persuasion they would not otherwise bear, Defendants assert the following affirmative defenses, while reserving the right to amend this Answer and to add defenses as this case and/or discovery proceeds:

FIRST AFFIRMATIVE DEFENSE

The Complaint fails to state a claim against Defendants upon which relief may be granted.

SECOND AFFIRMATIVE DEFENSE

Plaintiff’s and the putative class members’ claims are barred by a lack of injury in fact and a lack of causation.

THIRD AFFIRMATIVE DEFENSE

Plaintiff’s claims are barred because the Plaintiff has not suffered any loss, damage or injury as a result of the conduct alleged in the Complaint and, to the extent that he and the proposed class have suffered any damages, such damages are speculative and uncertain.

FOURTH AFFIRMATIVE DEFENSE

Plaintiff’s claims and those of the proposed class are barred because they are unripe.

FIFTH AFFIRMATIVE DEFENSE

Plaintiff’s claims and those of the proposed class are barred because they do not present a justiciable case or controversy.

*             *             *

WHEREFORE, Defendants deny that Plaintiff is entitled to any of the relief demanded in his Complaint and request that this Court enter an order and judgment:

1. Denying all claims for relief asserted by Plaintiff and against the Defendants with prejudice;

2. Entering judgment in favor of Defendants and against Plaintiff;

3. Awarding the Defendants their costs, fees and expenses; and

4. Granting such other and further relief as the Court deems just and proper.

/s/ Raymond J. DiCamillo
Raymond J. DiCamillo (#3188)
OF COUNSEL:	Kevin M. Regan (#6512)
Stephen P. Blake	RICHARDS, LAYTON & FINGER, P.A.
Simpson Thacher & Bartlett LLP	920 North King Street
2475 Hanover Street	Wilmington, Delaware 19801
Palo Alto, California 94304	(302) 651-7700
(650) 251-5000

Attorneys for Defendants

Dated: November 19, 2020

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOSEPH TOLA,	)
)
Plaintiff,	)
)
v.	)
	)	C.A. No. 2020-0905-SG
FIRST EAGLE ALTERNATIVE	)
CAPITAL BDC, INC., a Delaware	)
Corporation, CHRISTOPHER J.	)
FLYNN, EDMUND P.	)
GIAMBASTIANI, NANCY	)
HAWTHORNE, JAMES D. KERN,	)
DEBORAH MCANENY, and JANE	)
MUSSER NELSON,	)
)
Defendants.	)

DEFENDANTS’ MOTION FOR SUMMARY JUDGMENT

Defendants First Eagle Alternative Capital BDC, Inc. (“First Eagle”), Christopher J. Flynn, Edmund P. Giambastiani, Nancy Hawthorne, James D. Kern, Deborah McAneny and Jane Musser Nelson (collectively, the “Director Defendants” and, together with First Eagle, the “Defendants”), by and through their undersigned counsel, hereby move for summary judgment pursuant to Court of Chancery Rule 56.

INTRODUCTION

1. Plaintiff’s Complaint fails because it does not present an actual controversy under the Declaratory Judgment Act. The single count Complaint challenges the validity of one provision in First Eagle’s Third Amended and Restated Certificate of Incorporation, dated as of August 3, 2020 (the “Certificate of Incorporation”). Compl. ¶¶12, 28-30. That provision, found at Section 5.4 of the Certificate of Incorporation (the “Challenged Provision”), has been plead by Plaintiff to be at odds with Section 141(k) of the Delaware General Corporation Law (“DGCL”). Compl. ¶¶ 1, 14. There is no controversy on that point, and even if there were one, it would not be ripe for judicial determination.

2. The Challenged Provision was first adopted with the approval of the Amended and Restated Certificate of Incorporation of THL Credit, Inc. (“THL”), dated July 7, 2009.1 Rusnak-Carlson Dec. ¶ 2; Ex. 1 at §5.4.2 In connection with its annual governance review in 2017, the First Eagle (then THC) Board of Directors (the “Board”) recognized the issue with the Challenged Provision and determined to propose an amendment to the Certificate of Incorporation to eliminate the provision, which required the approval of First Eagle shares representing a majority of those outstanding. Rusnak-Carlson Dec. ¶ 4. The Board disclosed this determination to stockholders in THL’s 2018 Proxy Statement, issued in advance of the 2018 Annual Meeting. Rusnak-Carlson Dec. ¶ 5; Ex. 3 at 39.

1 THL was formally renamed as First Eagle Alternative Capital BDC, Inc. with the adoption of the Certificate of Incorporation in August of 2020. Compl. ¶ 12; Rusnak-Carlson Dec. ¶ 3; Ex. 2 at §1.1.

2 References to “Rusnak-Carlson Dec.” refer to the Declaration of Sabrina Rusnak-Carlson in Support of Defendants’ Motion for Summary Judgment. References to “Ex. [__]” refer to the exhibits to the Rusnak-Carlson Dec.

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3. Specifically, the Board submitted a proposed amendment to the Challenged Provision and disclosed as follows:

As part of the annual governance review by the Board in 2017, our Board reviewed our [Certificate of Incorporation] to confirm that the provisions therein are consistent with the DGCL and to determine if any further clarifying changes are necessary. In connection with such review, our Board determined that it was necessary to clarify the procedures by which a director may be removed by a stockholder vote and whether a director may be removed by the Board by adopting an amendment to our [Certificate of Incorporation]….

…

Section 141(k) of the DGCL entitles stockholders of a Delaware corporation to remove any director or the entire board of directors by a vote of a majority of the votes entitled to be cast. In connection with the aforementioned annual governance review, the Board deemed it necessary to clarify Section 5.4 such that it was consistent with Section 141(k) of the DGCL. By removing existing Section 5.4, the [Certificate of Incorporation] will revert to the default provision provided by Section 141(k) of the DGCL. If this [Certificate of Incorporation] amendment is not approved by our stockholders, then we will not amend our [Certificate of Incorporation], but our stockholders will continue to be entitled to the ability to remove any or all of our directors by a vote of a majority of shares entitled to vote at an election of directors.

Ex. 3 at 39.

4. The proposal failed to receive the required vote. Rusnak-Carlson Dec. ¶ 6. Accordingly, First Eagle was not able to eliminate the Challenged Provision. Notwithstanding, the Board has never enforced the Challenged Provision and, consistent with the 2018 disclosure, will not do so. Id..

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5. The Company’s recent Form N-2 Registration Statement, which was filed on May 22, 2020 (the “Form N-2”), likewise makes clear that the Company intends to enforce director removal consistent with Delaware law: “Under Delaware law and our certificate of incorporation, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the then outstanding shares of our capital stock entitled to vote.” Rusnak-Carlson Dec. ¶ 7; Ex. 4 at 44.

6. As a result, Plaintiffs’ claim for declaratory judgment is unripe, it presents no actual controversy and fails as a matter of law. There is no dispute as to any material fact, and summary judgment should be granted in Defendants’ favor.

ARGUMENT

7. Section 111(a)(1) of the DGCL and the Declaratory Judgment Act, 10 Del. C. § 6501, empower this Court to interpret a certificate of incorporation. However, the Declaratory Judgment Act does not permit the issuance of advisory opinions. Plaintiff’s claim must present an actual controversy under Rollins International, Inc. v. International Hydronics Corp., 303 A.2d 660, 662-63 (Del. 1973), Stroud v. Milliken Enterprises, Inc., 552 A.2d 476, 479 (Del. 1989), and their progeny. See Stroud, 552 A.2d at 479 (citing Rollins, affirming actual controversy requirement, and explaining that “the Declaratory Judgment statute . . . ‘is not to be used as a means of eliciting advisory opinions from the courts.’” (citation omitted)).

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8. The test for an actual controversy has four parts:

(1) [i]t must be a controversy involving the rights or other legal relations of the party seeking declaratory relief; (2) it must be a controversy in which the claim of right or other legal interest is asserted against one who has an interest in contesting the claim; (3) the controversy must be between parties whose interests are real and adverse; (4) the issue involved in the controversy must be ripe for judicial determination.

Rollins, 303 A.2d at 662-63. Under the fourth element (ripeness), “[g]enerally speaking, an action is not ripe for adjudication when it is ‘contingent,’ meaning ‘the action requires the occurrence of some future event before the action’s factual predicate is complete.’” Wayne Cty. Emps.’ Ret. Sys. v. Corti, 2009 WL 2219260, at *16 (Del. Ch. July 24, 2009) (quoting Energy P’rs, Ltd. v. Stone Energy Corp., 2006 WL 2947483, at *7 (Del. Ch. Oct. 11, 2006)), aff’d, 996 A.2d 795 (Del. 2010) (TABLE). The ripeness requirement thus instructs the Court to make a “practical judgment” as to the “challenged action’s immediate and practical impact upon” the plaintiff seeking relief. Stroud, 552 A.2d at 480 (citations omitted).

9. Plaintiff’s claim for Declaratory Judgment is not ripe because there is no practical need for relief. The Challenged Provision has never been invoked or enforced and will not be. Stockholders have been duly informed as much and have been given the opportunity to replace the Challenged Provision. The required vote was not obtained, and the Challenged Provision cannot be amended without stockholder action.

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10. Under these circumstances, there is no justiciable controversy to be decided by the Court. Courts of this jurisdiction have repeatedly found that claims for Declaratory Judgment should fail if they present no actual controversy. This is true even when the validity of corporate instruments is at stake.

11. Wayne Cty., 2009 WL 2219260, is particularly instructive. In that case,

the Court held:

Here, plaintiff does not allege any present negative or detrimental effect on shareholders that warrants granting declaratory relief. Rather, plaintiff relies on the possibility that some future action may be taken under [challenged certificate of incorporation provisions] that will harm plaintiff and be contrary to Delaware law. Such a possibility, however, is too remote and speculative to justify rendering a declaratory judgment, and plaintiff is not entitled to a declaratory judgment merely because it is able to conjure up hypothetical situations in which the challenged provisions may be applied contrary to Delaware law.

At *19. This case warrants an identical conclusion. Plaintiff has not even attempted to plead a “present negative or detrimental effect on shareholders” and instead implicitly relies on some unspecified future possibility that some action will be taken pursuant to the Challenged Provision that could harm stockholders. That possibility has already been dispelled by First Eagle through its disclosures regarding the Challenged Provision.

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12. The cases in which the Court has found a ripe controversy over the validity of corporate instruments provide a sharp contrast to the present case and further illustrate why a declaratory judgment in Plaintiff’s favor here would be inappropriate. In Solak v. Sarowitz, 153 A.3d 729, 737 (Del. Ch. 2016), the Court remarked that “[t]his Court repeatedly has recognized disputes to be ripe for review where stockholders challenge measures that have a substantial deterrent effect.” (Emphasis added).

13. In Solak, the Court drew on precedent holding that for a declaration to issue regarding questions involving stockholder rights under some corporate instrument, the question itself must have some tangible present effect on the stockholders’ rights. See Moran v. Household Int’l, Inc., 490 A.2d 1059, 1072 (Del. Ch. 1985) (validity of a stockholder rights plan ripe for review, reasoning that “the plaintiffs here are seeking a declaration that the Rights Plan, because of its deterrent features, presently affects shareholders’ fundamental rights….”), aff’d, 500 A.2d 1346 (Del. 1985); KLM Royal Dutch Airlines v. Checchi, 698 A.2d 380, 384 (Del. Ch. 1997) (disputed stockholder rights plan ripe for review because “poison pill presently interferes with [the stockholder’s] contractual rights to exercise the option

7

in the future”); Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1188 (Del. Ch. 1998) (validity of dead hand provision in stockholder rights plan ripe because its “present depressing and deterrent effect upon the shareholders’ interests” constitutes an “alleged current adverse impact”); Pontiac Gen. Emps. Ret. Sys. v. Ballantine, C.A. No. 9789–VCL, at 72–77 (Del. Ch. Oct. 14, 2014) (TRANSCRIPT) (proxy put ripe for challenge because of its “deterrent effect” on running a proxy contest).

14. Critically, Plaintiff has failed to plead any present adverse effect on stockholders stemming from the Challenged Provision. Indeed, they cannot. The Board recognized the issue and acted to remedy it. The Board cannot eliminate the provision unilaterally, however. When the proposed amendment did not receive the required vote, the Board did the only thing it could do and announced that it would not enforce the Challenged Provision. This Board should be applauded, not sued. Because there is no actual controversy there should be no declaratory judgment, and Defendants’ motion for summary judgment should be granted.

CONCLUSION

For the forgoing reasons, Defendants’ Motion for Summary Judgment should be granted.

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/s/ Raymond J. DiCamillo
OF COUNSEL:	Raymond J. DiCamillo (#3188)
Kevin M. Regan (#6512)
Stephen P. Blake	RICHARDS, LAYTON & FINGER, P.A.
SIMPSON THACHER &	920 North King Street
BARTLETT LLP	Wilmington, Delaware 19801
2475 Hanover Street	(302) 651-7700
Palo Alto, California 94304
(650) 251-5000	Attorneys for Defendants

Words: 1,677
Dated: November 19, 2020

9

GRANTED IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOSEPH TOLA,	)
)
Plaintiff,	)
)
v.	)	C. A. No. 2020-0905-SG
)
FIRST EAGLE ALTERNATIVE	)
CAPITAL BDC, INC., a Delaware	)
Corporation, CHRISTOPHER J.	)
FLYNN, EDMUND P.	)
GIAMBASTIANI, NANCY	)
HAWTHORNE, JAMES D. KERN,	)
DEBORAH MCANENY, and JANE	)
MUSSER NELSON,	)
)
Defendants.	)

STIPULATION AND [PROPOSED] ORDER CLOSING THE CASE

WHEREAS, as part of the annual governance review by the Board of Directors (the “Board”) of First Eagle Alternative Capital BDC, Inc. (“First Eagle” or the “Company”) (then known as THL Credit, Inc.) in 2017, the Board reviewed the Company’s Second Amended Certificate of Incorporation (the “Second Amended Certificate”) to confirm that the provisions therein are consistent with the Delaware General Corporation Law (“DGCL”). In connection with such review, the Board determined that it was necessary to adopt an amendment removing Section 5.4 from the Second Amended Certificate;

WHEREAS, at the Company’s 2018 annual meeting of stockholders (the “2018 Annual Meeting”), stockholders were asked to approve amendments to the certificate of incorporation to revise Section 5.4 in order to remove any inconsistency with the DGCL. Although the proposed amendment did not receive a vote of the requisite majority of outstanding shares necessary to amend the Second Amended Certificate under Delaware law, the Company stated that although “we will not amend our certificate” “our stockholders will continue to be entitled to the ability to remove any or all of our directors by a vote of a majority of shares entitled to vote at an election of directors;”

WHEREAS, the Company filed a Third Amended and Restated Certificate of Incorporation (the “Third Amended Certificate”) on August 3, 2020 to facilitate its name change from “THL Credit, Inc.” to “First Eagle Alternative Capital BDC, Inc.” The Third Amended Certificate was otherwise identical to the Second Amended Certificate;

WHEREAS, Plaintiff Joseph Tola (“Plaintiff”), a stockholder of the Company, filed the Verified Class Action Complaint in this Court on October 20, 2020 against the Company and the Board on behalf of a putative class of the Company’s stockholders (the “Action”). Plaintiff sought a declaratory judgment that Section 5.4 of the Third Amended Certificate violated Section 141(k) of the DGCL and other principles of Delaware law. Plaintiff filed a motion for summary judgment on November 10, 2020. The Company believes the claims in this Action lack merit and filed a cross-motion for summary judgment on November 19, 2020;

2

WHEREAS, on December 3, 2020, the Company stated in an amendment to its shelf registration statement on Form N-2: “[T]he Board has determined that it will not enforce [Section 5.4] because they are inconsistent with Delaware’s corporation law. Therefore, our stockholders have the right to remove any or all of our directors by a vote of a majority of the outstanding shares of our capital stock entitled to vote and have the right to amend our bylaws as provided pursuant to Delaware’s corporation law and our bylaws, and our continuing directors will not have the right to remove other directors.” The Company further informed Plaintiff that it intends to submit a proposal to stockholders to remove Section 5.4 at its 2021 annual meeting;

WHEREAS, the parties have reached an agreement to satisfy Plaintiff’s attorneys’ fees and expenses request with a payment to Plaintiff’s counsel on behalf of First Eagle;

WHEREAS, the Court has not and will not pass judgment on the amount of the fee; and

WHEREAS, a form of notice (the “Notice”) disclosing the agreement and the fee is to be filed by First Eagle with the U.S. Securities and Exchange Commission (“SEC”) in a Form 8-K within five (5) business days of the date of the entry of this Order.

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IT IS HEREBY STIPULATED AND AGREED, subject to the approval of the Court, that:

1. The Action is dismissed, and all claims asserted therein are dismissed with prejudice only as to Plaintiff, and without prejudice as to any actual or potential claims of any other members of the putative class.

2. Counsel for Defendants shall cause the Notice, substantially in the form annexed hereto as Exhibit A, to be filed by First Eagle with the SEC in a Form 8-K within three (3) business days of the date of the entry of this Order.

3. Upon compliance with paragraph 2 herein, counsel for Defendants shall file an affidavit (the “Affidavit”) with the Court (no later than five (5) calendar days after the Notice has been disseminated by First Eagle in the Form 8-K) stating that paragraph 2 has been complied with.

4. Upon the filing of the Affidavit, the Action will be closed for all purposes.

5. First Eagle or its designee shall pay Plaintiff’s counsel fees in the amount of $50,000 within ten (10) calendar days of the date of the entry of this Order to an account designated by Plaintiff’s counsel.

/s/ Gregory V. Varallo
OF COUNSEL:	Gregory V. Varallo (#2242)
BERNSTEIN LITOWITZ BERGER &
Mark Lebovitch	GROSSMANN LLP
Jacqueline Y. Ma	500 Delaware Avenue, Suite 901
BERNSTEIN LITOWITZ	Wilmington, Delaware 19801
BERGER & GROSSMANN LLP	(302) 364-3601

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1251 Avenue of the Americas
New York, New York 10020
(212) 554-1400

FRIEDMAN OSTER &
TEJTEL PLLC
Jeremy S. Friedman
David F.E. Tejtel
493 Bedford Center Road, Suite 2D
Bedford Hills, New York 10507
(888) 529-1108
Counsel for Plaintiff

/s/ Raymond J. DiCamillo
OF COUNSEL:	Raymond J. DiCamillo (#3188)
RICHARDS, LAYTON & FINGER, P.A.
Stephen P. Blake	920 North King Street
SIMPSON THACHER &	Wilmington, Delaware 19801
BARTLETT LLP	(302) 651-7700
2475 Hanover Street
Palo Alto, California 94304
(650) 251-5000
Counsel for Defendants
Dated: December 31, 2020

APPROVED AND SO ORDERED this ___ day of January, 2021.

Vice-Chancellor Glasscock

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This document constitutes a ruling of the court and should be treated as such.

Court:	DE Court of Chancery Civil Action

Judge:	Sam Glasscock

File & Serve
Transaction ID:	66220842

Current Date:	Jan 04, 2021

Case Number:	2020-0905-SG

/s/ Judge Sam Glasscock